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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 5)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              The Brazil Fund, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    105759104
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 19, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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
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CUSIP NO. 105759104                    13D                           PAGE 2 of 5
===================                                                  ===========

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,860,700
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,860,700
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,860,700
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.46%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                               (Page 2 of 5 Pages)
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CUSIP NO. 105759104                    13D                           PAGE 3 of 5
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,860,700
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,860,700
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,860,700
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.46%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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                               (Page 3 of 5 Pages)

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 5, 2005 (the "Original Schedule 13D"), with Amendment No. 1 to Schedule 13D filed with the SEC on September 2, 2005 ("Amendment No. 1"), with Amendment No. 2 to Schedule 13D filed with the SEC on November 1, 2005 ("Amendment No. 2"), with Amendment No. 3 to Schedule 13D filed with the SEC on December 7, 2005 ("Amendment No. 3"), and Amendment No. 4 to
Schedule 13D filed with the SEC on April 10, 2006 ("Amendment No. 4", and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the "Amendments") by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of The Brazil Fund, Inc. (the "Fund"). This Amendment No. 5 amends Items 4 and 7 of the Original Schedule 13D. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding the following:

          On May 19, 2006, CLIG sent a letter to the Chairman of the Board of Directors of The Brazil Fund, Inc., requesting immediate communication from the Board regarding any progress of the Fund's liquidation proceedings. The foregoing description of the letter is not intended to be complete and it is qualified in its entirety by the complete text of the letter, which is filed as Exhibit A hereto and is incorporated herein by reference.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Fund, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Fund or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

          Other than as set forth above, none of the Reporting Persons or, in the case of non- individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
          Schedule 13D (although they reserve the right to develop any such plans or proposals).

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Item 7 is hereby amended by adding the following:

          Exhibit A. Letter sent to the Chairman of the Board of The Brazil Fund, Inc. dated May 19, 2006

                               (Page 4 of 5 Pages)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2006


                                         CITY OF LONDON INVESTMENT GROUP PLC


                                         /s/ Barry M. Olliff
                                         -----------------------------
                                         Name: Barry M. Olliff
                                         Title: Director


                                         CITY OF LONDON INVESTMENT MANAGEMENT
                                         COMPANY LIMITED


                                         /s/ Barry M. Olliff
                                         -----------------------------
                                         Name: Barry M. Olliff
                                         Title: Director











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